UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 21, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ **No X**

Enclosure: Press release: **Loan Covenant Release**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

21 August 2013

AngloGold Ashanti Takes Pru ent Step to Relax Loan Covenant

(JOHANNESBURG) – AngloGold Ashanti Limited has continued i s strategy of proactively managing its balance sheet by reaching agreement with its two banking syndi ates to temporarily relax the financial covenant on both of its revolving credit facilities (RCFs). This is purely a proactive step by the company providing it protection, if required, against volatile market and operating conditions.

AngloGold Ashanti currently has a single financial covenant common to its two RCFs, namely that the ratio of net debt to the rolling twelve month EBITDA (earnings before interest, tax, depreciation and amortisation) may not exceed 3.0 : 1. This financial covenant, which is tested twice yearly at the end of June and December, was 1.56: 1 at 30 June 2013.

AngloGold Ashanti has received consent from its banking syndicates providing both facilities to loosen the net debt to EBITDA ratio from 3:0: 1 to a maximum of 4.5 : 1 for the next two testing periods, being 31 December 2013 and 30 June 2014, after which this financial covenant will revert to 3.0 : 1.

Whilst AngloGold Ashanti does ot anticipate requiring this additional headroom on the financial covenant, it believes this prudent move will provide the company with greater flex bility to address any volatile market and operating conditions in the short term, as it proceeds with plans to bring its two new projects into production, reduce operating and overhead costs and improve its overall production profile.

"This move is consistent with our track record of proactive balance sheet management, whilst keeping our prudent financial policies intact," AngloGold Ashanti Group Treasurer Rob Hayes said. "This support from our two banking syndicates demonstrates confidence in our business and the decisive steps we've taken to reposition the company to weather a lower gold price environment. It also improves our financial flexibility in a period of high volatility."

The company has an undrawn US$1.0bn RCF at 30 June 2013 which matures in 2017, and a A$600m RCF, of which A$480m was drawn at 30 June 2013, which matures in 2015.

AngloGold Ashanti's strategy is focused on improving free cash flow from its portfolio. The company is aiming to more than halve corporate costs next year from their 2012 levels, while narrowing the focus on its expensed exploration programme. Together, these two elements of overhead expenditure, which accounted for $752m in 2012, are expected to decline to between $270m and $315m next year. Complementing these cost improvements is about between 550,000oz and 600,000oz of new production expected from the Tropicana and Kibali mines in coming months, both at cash costs which are lower than the group's current average.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

*Both cost and production estimates are subject to unfavourable revisions in light of recent labour-related challenges in South Africa. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the risk factors in the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012, that was filed with the Securities and Exchange Commission ("SEC") on 26 July 2013 and is available at the SEC's home page at http://www.sec.gov.

Contacts

Media	Tel:	E-mail:
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors		
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	AngloGold Ashanti Limited
Date: August 21, 2013	
	By: /s/ M E SANZ PEREZ
	Name: M E Sanz Perez
	Title: Group General Counsel and Company Secretary